Via EDGAR Transmission
and Federal Express
December 22, 2011

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-31648
Dear Ms. Blye:
Set forth below are the responses of Euronet Worldwide, Inc. (“Euronet” or the “Company”), to the comment letter, dated December 13, 2011 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-31648).

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by Euronet's response thereto.

General
Please update us on any contacts with Iran, Syria and Sudan since your letter to us of October 9, 2008, including any indirect contacts through services provided by Al Salam Bank. As you know, Iran, Syria and Sudan are identified by the State Department as a state sponsor of terrorism and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan whether through affiliates, subsidiaries, or other direct or indirect arrangements. In this regard, we note a 2007 news article reporting that Euronet Middle East has a multiyear agreement with Arab Banking Corporation to drive its ATMs and debit cards management in all countries where it has retail operations. According to Arab Banking Corporation's website, it has a representative office in Iran and it has clients in Iran; and according to public websites and news articles, Arab Banking Corp. conducts business in Syria and Sudan.

RESPONSE:
With respect to your request for updates on contacts with Iran, Syria or Sudan, except as described below with respect to money transmittal services to Sudan, the Company confirms that none of Euronet Middle-East (“ENME”), Euronet or the subsidiaries or controlled affiliates of Euronet have entered into any agreements or commercial arrangements to provide products, technology, equipment or services or had any business contacts with any entity in Iran, Syria or Sudan, including the governments or entities controlled by the governments of Iran, Syria or Sudan.

As described to you in our letter of October 9, 2008, Euronet has owned 49% of the shares of ENME since its formation in 2005 and the investment has been accounted for as an equity method investment. The investment is reflected in “other assets” on the consolidated balance sheets of Euronet and Euronet's 49% share of ENME's results are recorded in “income from unconsolidated affiliates” on the consolidated statements of operations of Euronet. Subsequent to October 2008, the Company has recently agreed to acquire the remaining 51% of the shares of ENME from Arab Financial Services Company B.S.C., subject to certain closing conditions. If the acquisition is completed, which is expected to occur during the first quarter 2012, the operations and financial position of ENME will be consolidated as required by U.S. generally accepted accounting principles from the date of the acquisition. Upon completion of the acquisition, the Company will continue to prohibit the direct or indirect conduct of business by ENME in any country or with any customer if the laws of the United States at any time prohibit such conduct of business in such country or with such customer.

Commencing in 2011, Euronet initiated money transfer services for the forwarding of non-commercial, personal remittances to Sudan through entities that are neither government-controlled nor subject to blocking.  The remittances were conducted in full compliance with the provisions of the general license authorization for U.S. registered money transmitters as provided under the Sudanese Sanctions Regulations.  Through the date of this letter, 72 money transfers for a total value of $34,655 have been sent to Sudan.  The Company's Money Transfer Segment has compliance policies and procedures in place to ensure transactions do not involve blocked parties subject to U.S. sanctions as mandated by the Office of Foreign Assets Control. Further, all of the transactions were thoroughly screened for evidence of possible money laundering and terrorist financing prior to transfer of the funds consistent with the rules and regulations as administered by the Financial Crimes Enforcement Network.

With respect to Al Salam Bank referenced in your comment, ENME is a party to an agreement with Al Salam Bank-Bahrain to provide services in Bahrain that was originally entered into in November 2006. The services provided to Al Salam Bank-Bahrain under this agreement consist of processing transactions from three ATMs in Bahrain, debit card management services for cards the bank issues in Bahrain for approximately 3,000 to 4,000 cards and certain gateway services by which transactions on its bank cards are routed through ENME's processing center to Visa International for authorization. ENME does not provide any direct or indirect services under this contract with Al Salam Bank-Bahrain in Iran, Syria or Sudan.

According to information provided by Al Salam Bank-Bahrain, Al Salam Bank-Bahrain is a public company and the share of its capital owned by Al Salam Bank-Sudan is 1.4%. Al Salam Bank-Sudan also appears to be a public company and is not controlled by the government of Sudan. Neither Al Salam Bank-Bahrain nor Al Salam Bank-Sudan is on the Office of Foreign Assets Control list of Specially Designated Individuals or Blocked Persons.

Revenues earned by ENME for services provided under its contract with Al Salam Bank-Bahrain represent 4% and 5% of the total revenues recorded by ENME for the years ended December 31, 2009 and 2010, respectively, and are expected to represent approximately 4% of expected revenues recorded by

ENME for 2011 and would represent approximately 0.01% of Euronet's consolidated revenues for the years ended December 31, 2009, 2010 and 2011.

With respect to the news article referenced in your comment, ENME is a party to a master services agreement with Bahrain-based Arab Banking Corporation (“ABC”) that allows the Company to enter into affiliate agreements with ABC in all countries where it has retail operations. To date, ENME has only entered into affiliate agreements to provide processing services for a total of 110 ATMs, debit card management services for approximately 90,000 cards and certain gateway services for routing of transactions to Visa International for authorization for ABC affiliates in Egypt, Jordan and Algeria only. ENME has not provided, and does not anticipate providing, services to ABC affiliates in Iran, Syria or Sudan.

Euronet's Code of Business Conduct and Ethics, as well as the joint venture agreement creating ENME, expressly prohibits the conduct of business in any country or with any customer if the laws of the United States at any time prohibit such conduct of business in such country or with such customer.

The Company believes that the disclosures contained in Euronet's filings with the Commission are sufficient to ensure that stockholders are aware of the Company's global operations, including operations in the Middle-East. Euronet believes that amounts earned by Euronet and ENME from the matters described above are inconsequential to ENME and to Euronet's consolidated financial statements.

* * * * * * * * *

1.	Euronet acknowledges that:

•	Euronet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Euronet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Jeffrey B. Newman, our Executive Vice President and General Counsel, at (562) 345-2664, if you have any questions regarding this submission.

Very truly yours,
EURONET WORLDWIDE, INC.
/s/ Michael J. Brown
Michael J. Brown
Chairman of the Board and Chief Executive Officer

cc:    Todd Schiffman
Assistant Director
Division of Corporation Finance